Exhibit 12.1
NATIONAL CITY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended
	June 30,		Year Ended December 31,
(Dollars in Thousands)	2006	2005	2005	2004	2003	2002	2001

COMPUTATION EXCLUDING PREFERRED STOCK DIVIDENDS:
Income before income tax expense	$1,371,043	$1,670,856	$2,961,163	$4,077,940	$3,237,466	$2,168,801	$2,166,501
Interest on nondeposit interest bearing liabilities	926,296	617,711	1,431,470	697,204	738,085	762,163	1,198,172
Portion of rental expense deemed representative of interest	26,228	34,219	59,190	40,592	37,116	37,544	35,281

Total income for computation excluding interest on deposits	2,323,567	2,322,786	4,451,823	4,815,736	4,012,667	2,968,508	3,399,954
Interest on deposits	1,118,360	670,529	1,604,601	896,131	891,731	1,148,378	1,777,731

Total income for computation including interest on deposits	$3,441,927	$2,993,315	$6,056,424	$5,711,867	$4,904,398	$4,116,886	$5,177,685

Fixed charges excluding interest on deposits	$952,524	$651,930	$1,490,660	$737,796	$775,201	$799,707	$1,233,453

Fixed charges including interest on deposits	$2,070,884	$1,322,459	$3,095,261	$1,633,927	$1,666,932	$1,948,085	$3,011,184

Ratio excluding interest on deposits	2.44x	3.56x	2.99x	6.53x	5.18x	3.71x	2.76x
Ratio including interest on deposits	1.66x	2.26x	1.96x	3.50x	2.94x	2.11x	1.72x

COMPUTATION INCLUDING PREFERRED STOCK DIVIDENDS:
Total income for computation excluding interest on deposits	$2,323,567	$2,322,786	$4,451,823	$4,815,736	$4,012,667	$2,968,508	$3,399,954

Total income for computation including interest on deposits	$3,441,927	$2,993,315	$6,056,424	$5,711,867	$4,904,398	$4,116,886	$5,177,685

Fixed charges excluding interest on deposits and preferred stock dividends	$952,524	$651,930	$1,490,660	$737,796	$775,201	$799,707	$1,233,453
Pretax preferred stock dividends	1,221	1,184	2,412	1,209	—	32	1,563

Fixed charges including preferred stock dividends, excluding interest on deposits	953,745	653,114	1,493,072	739,005	775,201	799,739	1,235,016
Interest on deposits	1,118,360	670,529	1,604,601	896,131	891,731	1,148,378	1,777,731

Fixed charges including interest on deposits and preferred stock dividends	$2,072,105	$1,323,643	$3,097,673	$1,635,136	$1,666,932	$1,948,117	$3,012,747

Ratio excluding interest on deposits	2.44x	3.56x	2.98x	6.52x	5.18x	3.71x	2.75x
Ratio including interest on deposits	1.66x	2.26x	1.96x	3.49x	2.94x	2.11x	1.72x

COMPONENTS OF FIXED CHARGES:
Interest:
Interest on deposits	$1,118,360	$670,529	$1,604,601	$896,131	$891,731	$1,148,378	$1,777,731
Interest on nondeposit interest bearing liabilities	926,296	617,711	1,431,470	697,204	738,085	762,163	1,198,172

Total interest charges	$2,044,656	$1,288,240	$3,036,071	$1,593,335	$1,629,816	$1,910,541	$2,975,903

Rental Expense:
Rental expense	$79,479	$103,694	$179,363	$123,005	$112,474	$113,769	$106,911
Portion of rental expense deemed representative of interest	26,228	34,219	59,190	40,592	37,116	37,544	35,281
Preferred Stock Charge:
Preferred stock dividends	830	786	1,616	786	—	21	1,016
Pretax preferred dividends	1,221	1,184	2,412	1,209	—	32	1,563

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